September 26, 2024

Alberto Rosende
Chief Executive Officer
M2i Global, Inc.
885 Tahoe Blvd.
Incline Village, NV 89451

       Re: M2i Global, Inc.
           Registration Statement on Form S-1
           Filed September 20, 2024
           File No. 333-282273
Dear Alberto Rosende:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at 202-551-7127 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Darrin M. Ocasio